AEM SPA



FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/230/2005/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)



BY (



05007807

May 5, 2005

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone
Company Secretary

Encl.



AEM SPA



PRESS RELEASE

APPROVED 2005 FIRST QUARTER RESULTS: SIGNIFICANT GROWTH OF THE TURNOVER (+16.9%) HIGHER PROFITABILITY THAN FORECAST IN THE BUDGET EVEN THOUGH LOWER THAN OVER THE PREVIOUS FINANCIAL YEAR DUE TO NOT RECURRING EVENTS

GIULIANO ZUCCOLI CONFIRMED AS CHIEF EXECUTIVE OFFICER

Milan, 5th May 2005 – Today, under the chairmanship of Mr Giuliano Zuccoli, the AEM S.p.A. Board of Directors met and confirmed Mr Giuliano Zuccoli as CEO. According to Art. 22 bis of the Company By-laws, Mr Alfredo Fossati has been appointed President of the Board of Auditors.

The Board, upon information made available by the interested parties themselves, regarded four Directors as independent, namely: Mr Dario Cassinelli, Mr Mario Mauri, Mr Umberto Quadrino and Mr Antonio Taormina.

Moreover, the Board discussed and approved the consolidated results of the AEM Group and the results of AEM SpA of the first quarter 2005.

In the first quarter 2005 consolidated income of the AEM Group reached Euro 617.0 million, which represents a growth of 16.9% compared with the corresponding period for 2004 (Euro 528 million).

The positive picture of the turnover can be attributed principally to the significant increase in the volumes of electricity sold, which went over 3.9 billion kWh (+29,6%). This was also substantiated by the transactions on the IPEX (*Italian Power Exchange*), which started up on 1st April 2004.

Gas sales stood at 527 million cubic metres, which represents a decrease of 2.0% compared with the corresponding period for the previous year. Heat sales instead grew during the period by 13.5% thanks to contribution of new connections.
As regards networks management volumes distributed have increased and amounted to 620 million cubic metres gas (+1.1%) and to 1,861 million electrical kWh (+0.4%).

Although revenues recorded a positive trend, not recurring events caused a reduction of profitability in the accounting period. Among the most significant factors we mention: the contraction of production (for over 330 GWh) partially caused by unplanned stoppages of the thermo-electric groups in Cassano and of some Edipower's stations; the impact on electricity and gas distribution tariffs after the introduction of new tariff systems; the raw materials price dynamics which recorded a strong growth during the period. Such growth has not been fully incorporated in the final market sale prices due to the effect of different indexing mechanisms.

As a consequence, in the period in question the gross operating margin decreased by 15.8% compared with the corresponding period of the previous financial year and amounted to Euro 162.6

to provisions for risks and expenses of Euro 7.4 million, the operating result stood at Euro 126.3 million (Euro 159.9 million at 31st March 2004).

The financial management balance returned a negative result for the sum of Euro 8.8 million, substancially in line with the value of the corresponding quarter in 2004 (Euro 8.5 million).
Gross consolidated profits for the period, net of the profits due to minorities, stood at Euro 117.0 million (Euro 149.2 million at 31st March 2004).

The total consolidated net financial position at 31st March 2005 resulted negative to the extent of Euro 1,440.2 million and shows an improvement amounting to Euro 61.4 million. The gearing falls to 0,92 (1.04 at the end of December 2004), also due as a consequence of the increase of the equity which incorporates the profit of the period.

Cash flow statement highlights that current operations has generated resources at consolidate level for Euro 93.6 million in the accounting period. Compared with the previous accounting period operating cash flows increased of Euro 46.2 million. Investments, instead, have absorbed resources for Euro 32.8 million (in the first quarter 2004 such item stood at Euro 268.8 million and included the accounting effect connected to the e.Biscom S.p.A. bond conversion).

Transition to the new accounting principles.
As regards the transition to the new accounting principles there have been no updates since our last communication to the market on last 29th April. To this purpose we remind that the activities aiming to review the procedures for the transition to the new accounting principles are currently being completed and that the first interim statement to be drawn up using the provisions laid down under IAS 34 international accounting standard will presumably be the half-yearly accounts of the Aem Group at 30th June 2005.

For further information:
Media Relations AEM S.p.A.
Tel. 027720.3093
ufficiostampa@aem.it
www.aem.it

Investor Relations
Tel. 027720.3879
ir@aem.it

Enclosures: AEM Group Consolidated Accounts

(millions of euro)	31/03/2005	%	31/03/2004	%	change	%
Total revenues	**617,0**	**100,0**	**527,9**	**100,0**	**89,1**	**16,9**
Revenues from sales	535,6	86,8	442,8	83,9	92,8	21,0
Other revenues	81,4	13,2	85,1	16,1	(3,7)	(4,3)
Value added	**193,8**	**31,4**	**223,6**	**42,4**	**(29,8)**	**(13,3)**
Labour costs	(31,2)	(5,1)	(30,4)	(5,8)	(0,8)	2,6
Gross operating income (EBITDA)	**162,6**	**26,4**	**193,2**	**36,6**	**(30,6)**	**(15,8)**
Amortisation and depreciation	(28,9)	(4,7)	(28,0)	(5,3)	(0,9)	3,2
Provisions	(7,4)	(1,2)	(5,3)	(1,0)	(2,1)	39,6
Operating income (EBIT)	**126,3**	**20,5**	**159,9**	**30,3**	**(33,6)**	**(21,0)**
Affiliates	0,1	0,0	(1,2)	(0,2)	1,3	(108,3)
Financial income/charges	(8,8)	(1,4)	(8,5)	(1,6)	(0,3)	3,5
Income before extraordinary items	**117,6**	**19,1**	**150,2**	**28,5**	**(32,6)**	**(21,7)**
Extraordinary income and charges		0,0	(0,4)	(0,1)	0,4	(100,0)
Income before taxes	**117,6**	**19,1**	**149,8**	**28,4**	**(32,2)**	**(21,5)**
Minorities	(0,6)	(0,1)	(0,6)	(0,1)	0,0	0,0
Group's gross income for the period	**117,0**	**19,0**	**149,2**	**28,3**	**(32,2)**	**(21,6)**

(millions of euro)	31.03.2005	%	31.12.2004	%	Change	% 05/04
Capital employed						% 05/04
Net fixed assets	2.795,9	92,9	2.797,8	94,8	-1,9	-0,1
Working capital	212,1	7,1	154,0	5,2	58,1	37,7
Total capital employed	**3.008,0**	**100,0**	**2.951,8**	**100,0**	**56,2**	**1,9**
Sources of funds						
Shareholders' equity	**1.567,8**	**52,1**	**1.450,2**	**49,1**	**117,6**	**8,1**
Total financial position beyond one year	1.021,5	34,0	1.241,5	42,1	(220,0)	(17,72)
Total financial position within one year	418,7	13,9	260,1	8,8	158,6	61,0
Total net financial position	**1.440,2**	**47,9**	**1.501,6**	**50,9**	**(61,4)**	**(4,1)**
Total sources of funds	**3.008,0**	**100,0**	**2.951,8**	**100,0**	**56,2**	**1,9**

(millions of euro)	31.03.2005	31.03.2004
OPENING NET FINANCIAL POSITION	**(1.501,6)**	**(1.183,5)**
Period's Gross income	117,0	149,2
Amortisation and depreciation	28,9	28,0
Changes in assets and liabilities	(52,3)	(129,8)
Cash flow generated by current operations	**93,6**	**47,4**
Net capital expenditure on tangible, intangible and financial fixed assets	**(32,8)**	**(268,8)**
Changes in minority interests' equity	0,6	0,6
Cash flow generated by changes in shareholders' equity	**0,6**	**0,6**
CLOSING NET FINANCIAL POSITION	**(1.440,2)**	**(1.404,3)**



AEM SPA

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/240/2005/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

May 6th, 2005

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press releases issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone
Company Secretary

Encl.

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720.1 - Fax +39 027720.3920





Press Release

Milan, May 6th, 2005. AEM S.p.A. acknowledges, with satisfaction, of the communications released by Eléctricité de France (EdF) with respect to the controlling stake in Edison S.p.A. To this respect AEM confirms that negotiations with EdF are at a very advanced stage, despite, as of toady, no agreement has been signed yet. AEM considers the deal as extremely positive for both Italy and the Company which will become industrial partner to EdF, international leader in the electricity sector.

For further details:

AEM S.p.A.
Investor Relations
Tel. +390277203879
ir@aem.it

AEM S.p.A.
Media Relations Department
Tel. +390277203093
ufficiostampa@aem.it